Exhibit 99.1

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

São Paulo, December 10, 2018 — Suzano Papel e Celulose S.A. (“Suzano” or “Company”) (B3 | SUZB3), complementing the Material Fact notice dated March 16, 2018, hereby announces to its shareholders and the general market that, in connection with the transaction to combine the businesses and shareholder bases of the Company and of Fibria Celulose S.A. (“Fibria”) through a corporate restructuring in accordance with said Material Fact notice (“Transaction”), a Term of Commitment was entered into with Banco do Brasil for the issue of debentures by the Company, under a firm commitment underwriting agreement, in the aggregate amount of four billion reais (R$4,000,000,000.00) and with maturity in one (1) year as from the issue date.

Combined with the future disbursement of R$2.3 billion contracted through the initial commitment to finance the transaction, the funding operation described above effectively concludes the financing structure required to fund the Transaction.

Until the date of the consummation of the Transaction, the companies will not undergo any changes in their businesses and will continue to operate independently.

São Paulo, December 10, 2018.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer